Exhibit (a)(5)(F)

Vicor Corporation Announces Earnings Conference Call and Provides Update Regarding Current and Near-Term Performance

ANDOVER, MA—(Marketwire – February 20, 2013) - Vicor Corporation ( NASDAQ : VICR ) today released instructions for its quarterly earnings conference call for investors and provided an update regarding financial performance.

Fourth Quarter and Full Year Earnings Conference Call

The earnings call for the fourth quarter and full year will be held on Tuesday, February 26, 2013, beginning promptly at 5:00 p.m. (Eastern). Patrizio Vinciarelli, Chief Executive Officer, and James A. Simms, Chief Financial Officer, will discuss Vicor’s financial performance for the three and 12 months ended December 31, 2012.

Those interested in participating in the conference call should dial the appropriate telephone number at approximately 4:50 p.m. (Eastern):

Domestic Toll-Free: 1-888-482-0024

International Direct: 1-617-801-9702

Passcode: 446 700 21

Internet users can listen to a real-time audio broadcast of the conference call by following the appropriate link on the Investor Relations page of Vicor’s website (www.vicorpower.com). Please go to the website at least 15 minutes prior to the conference call to register and, if necessary, download and install any required software.

For those who cannot participate in the live conference call, a replay will be available shortly after the conference call through March 13, 2013. The domestic toll-free number for the replay is 888-286-8010, the international direct number is 1-617-801-6888, and the passcode is 17127574. A webcast replay of the conference call will also be available on the Investor Relations page of Vicor’s website.

Financial results for the three and 12 months ended December 31, 2012, will be released over Marketwire at the close of the NASDAQ Market Session on February 26, 2013. The press release setting forth these results as well as a summary of the company’s financial statements will be available shortly thereafter on the Investor Relations page of Vicor’s website.

Update Regarding Current and Near-Term Performance

Today, the Company is providing an update on its expected results for the fourth quarter of 2012 and the first quarter of 2013. On November 26, 2012, the Company stated it expected to report fourth quarter fully diluted earnings at an essentially break-even level. The Company now expects to record a substantial after tax loss, primarily as a result of certain charges recorded for the fourth quarter. Commenting on the fourth quarter, Mr. Simms stated, “Our earlier expectations of essentially break-even results for the fourth quarter assumed an operating loss would be offset by the previously disclosed gain on the settlement of certain insurance litigation. Our actual operating loss was larger than forecast, and we also recorded several large non-cash charges, including the impairment of goodwill, an increase in reserves for certain inventories of raw materials and components, and a reduction in the carrying value of certain deferred tax assets. Accordingly, we anticipate Vicor will report for the fourth quarter an after tax loss, on a per share basis, of approximately ($0.12) per share. Our final results will be disclosed on February 26th.”

Addressing near-term performance, Dr. Vinciarelli stated, “For the fourth quarter, our consolidated bookings declined 27%. We are therefore expecting to record first quarter revenue and earnings sequentially lower than the fourth quarter. Reflecting our near-term demand expectations, we undertook a reduction in force on February 12th, and are monitoring production activity closely, with furloughs of manufacturing personnel within our Brick Business Unit and our VI Chip subsidiary continuing on an as-needed basis. As I stated in November, we believe our financial performance may not improve until after new products in which we have made considerable investment begin to contribute to our revenues and earnings. We began introducing these products in 2011, and will have additional new product introductions throughout 2013. Anticipating that these products will have more favorable performance and cost attributes, we remain committed to our strategy and the organizational changes we have made to support this strategy.”

On January 24, 2013, the Company announced the extension, until 5:00 p.m. (Eastern) on March 1, 2013, of its tender offer to repurchase shares of its Common Stock valued in aggregate up to $20 million. The tender offer has been made solely by the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed with the U.S. Securities and Exchange Commission (SEC) in connection with the tender offer, which include exhibits, the Offer to Purchase and the related Letter of Transmittal. Each of these documents has been filed with the SEC, and investors may obtain them without charge from the SEC at its website (www.sec.gov) or from Georgeson Inc., the Information Agent for the tender offer, by calling (888) 605-7561.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statement in this press release that is not a statement of historical fact is a forward-looking statement, and, the words “believes,” “expects,” “anticipates,” “intend,” “estimate,” “plans,” “assumes,” “may,” “will,” “would,” “should,” “continue,” “prospective,” “project,” and other similar expressions identify forward-looking statements. Forward-looking statements also include statements regarding bookings, shipments, revenue, profitability, targeted markets, increase in manufacturing capacity and utilization thereof, future products, and capital resources. These statements are based upon management’s current expectations and estimates as to the prospective events and circumstances that may or may not be within the company’s control and for which there can be no assurance. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those economic, business, operational and financial considerations set forth in Vicor’s Annual Report on Form 10-K for the year ended December 31, 2011, under Part I, Item I - “Business,” under Part I, Item 1A - “Risk Factors,” under Part I, Item 3 - “Legal Proceedings,” and under Part II, Item 7 - “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risk factors set forth in the Annual Report on Form 10-K may not be exhaustive. Therefore, the information contained in the Annual Report on Form 10-K should be read together with other reports and documents filed with the Securities and Exchange Commission from time to time, including Forms 10-Q, 8-K and 10-K, which may supplement, modify, supersede or update those risk factors. Vicor does not undertake any obligation to update any forward-looking statements as a result of future events or developments.

About Vicor Corporation

Vicor designs, develops, manufactures and markets modular power components, power management and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher performance, higher power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

Contact:

James A. Simms

Chief Financial Officer

Telephone: 978-470-2900

Facsimile: 978-749-3439